UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

I.	General Identifying Information
1.	Reason fund is applying to deregister (check only one):
☐	Merger
☒	Liquidation
☐	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
☐	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.	Name of fund: ALPS Variable Insurance Trust
3.	Securities and Exchange Commission File No.: 811-22133
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?
☒	Initial Application	☐	Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
ALPS Fund Services, Inc. 1290 Broadway, Suite 1100 Denver, Colorado 80203
6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
JoEllen L. Legg, Esq. ALPS Fund Services, Inc. 1290 Broadway, Suite 1100 Denver, Colorado 80203 303-623-2577
7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

As to records of the fund’s investment adviser:

ALPS Advisors, Inc.

1290 Broadway, Suite 1100

Denver, Colorado 80203

303-623-2577

As to the records of the fund’s sub-adviser:

Red Rocks Capital LLC

25188 Genesee Trail Road, Suite 250

Golden, Colorado 80401

(303) 679-8252

As to the records of the fund’s distributor:

ALPS Distributors, Inc.

1290 Broadway, Suite 1100

Denver, Colorado 80203

(303) 623-2577

As to the records of the fund’s administrator and transfer agent:

ALPS Fund Services, Inc.

1290 Broadway, Suite 1100

Denver, Colorado 80203

(303) 623-2577

As to records of the fund’s custodian:

The Bank of New York Mellon

One Wall Street

New York, New York  10286

(212) 495-1784

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
8.	Classification of fund (check only one):
☒	Management company;
☐	Unit investment trust; or
☐	Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one):
☒	Open-end	☐	Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Delaware
11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

ALPS Advisors, Inc. (Investment Adviser)

1290 Broadway, Suite 1100

Denver, Colorado 80203

303-623-2577

Red Rocks Capital LLC (Sub-Adviser)

25188 Genesee Trail Road, Suite 250

Golden, Colorado 80401

(303) 679-8252

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
ALPS Distributors, Inc. 1290 Broadway, Suite 1100 Denver, Colorado 80203 (303) 623-2577
13.	If the fund is a unit investment trust (“UIT”) provide:
(a)	Depositor’s name(s) and address(es):
(b)	Trustee’s name(s) and address(es):
14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?
☐ Yes	☒ No
If Yes, for each UIT state:
Name(s):
File No.: 811-_________
Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☒ Yes	☐ No
If Yes, state the date on which the board vote took place: February 24, 2011
If No, explain:
(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?
☐ Yes	☒ No
If Yes, state the date on which the shareholder vote took place:

If No, explain

The fund’s Declaration of Trust authorizes the Trustees then in office to terminate the fund if a majority of Trustees determines that the continuation of the fund is not in the best interests of the fund as a result of factors or events adversely affecting the ability of the fund to conduct its business and operations in an economically viable manner.  At a meeting of the fund’s Board of Trustees on February 24, 2011, the full Board unanimously made such a determination.

II.	Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?
☒ Yes	☐ No
(a)	If Yes, list the date(s) on which the fund made those distributions: December 23, 2010

(b)	Were the distributions made on the basis of net assets?
☒ Yes	☐ No
(c)	Were the distributions made pro rata based on share ownership?
☒ Yes	☐ No
(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
(e)	Liquidations Only: Were any distributions to shareholders made in kind?
☐ Yes	☒ No
If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
17.	Closed-end funds only: Has the fund issued senior securities
☐ Yes	☐ No
If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:
18.	Has the fund distributed all of its assets to the fund’s shareholders?
☒ Yes	☐ No
If No,
(a)	How many shareholders does the fund have as of the date this form is filed?
(b)	Describe the relationship of each remaining shareholder to the fund:
19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?
☐ Yes	☒ No
If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:
III.	Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)
☐ Yes	☒ No
If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?
(c)	Will the remaining assets be invested in securities?
☐ Yes	☐ No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?
☐ Yes	☒ No
If Yes,
(a)	Describe the type and amount of each debt or other liability:
(b)	How does the fund intend to pay these outstanding debts or other liabilities?
IV.	Information About Event(s) Leading to Request for Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
(i)	Legal expenses: $1,094
(ii)	Accounting expenses: $0
(iii)	Other expenses (list and identify separately): Directors and Officers Tail Insurance Coverage: $16,065
(iv)	Total expenses (sum of lines (i)-(iii) separately): $17,159
(b)	How were those expenses allocated? Allocated solely to the Fund.
(c)	Who paid those expenses? The Fund.
(d)	How did the fund pay for unamortized expenses (if any)? Not applicable.
23.	Has the fund previously filed an application for an order of the commission regarding the Merger or Liquidation?
☐ Yes	☒ No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in this litigation:
V.	Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding?
☐ Yes	☒ No
If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:
25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?
☐ Yes	☒ No
If Yes, describe the nature and extent of those activities:
VI.	Mergers Only
26.	(a)	State the name of the fund surviving the Merger:
(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of ALPS Variable Insurance Trust, (ii) he is the President of ALPS Variable Insurance Trust, and (iii) all actions by shareholders, directors and any other body necessary to authorize the undersigned to execute and file this form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

(Signature) /s/ Jeremy O. May Jeremy O. May

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